Huixin Waste Water Solutions, Inc.
#99 Jianshe Road 3, Pengjiang District
Jiangmen City, Guangdong Province, 529000
People’s Republic of China
Tel:  +86 (750) 395-9988

March 7, 2014

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: John Cash

RE:	Huixin Waste Water Solutions, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 29, 2013 Response Letter Dated February 18, 2014 File No. 0-52339

Dear Mr. Cash:

This letter is provided in response to your letter dated February 24, 2013 regarding the above-referenced filing of Huixin Waste Water Solutions, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

1.
We note your response to comment six from our letter dated December 19, 2013. It does not appear the materials designated as mineral reserves in your filing meet the requirements of a mineral reserve under Industry Guide 7. Prior to declaring a reserve a detailed feasibility study using the historic three-year average commodity price is required to demonstrate that the deposit can be mined profitably at a commercial rate. Additionally, a company must demonstrate that the required permits can be obtained, including any environmental permits. Please revise accordingly.

Response:

Prior to declaring its mineral reserve, the Company did conduct a feasibility study and valuation report using commodity price data from prior years. We couriered the feasibility study on a CD to you on January 28, 2014 via FedEx. For your convenience, we are extracting below Section 14.5.2 of the valuation report regarding the application of the historic three-year average commodity price:

“14.5.2 Sale Price.

According to the “assessment methods and index in assessing mining right income approach" and its specification, the price parameters in the assessment methods of income approach generally uses the local average selling prices, according to the average price which during 3 years before the base date or the analysis of regression to determine price parameters in the calculation of the parameters.”

We will also mail a hard copy of the valuation report, as translated, to you via FedEx for your convenience.

Additionally, the Company confirmed prior to declaring the mineral reserves that it obtained all required permits, including environmental permits. We will add this disclosure to our future filings.

2.
As a company without a mineral reserve you must be in the exploration stage pursuant to the definitions in paragraph (a)(4) of Industry Guide 7. Please revise accordingly such that investors understand that you are in the exploration stage until you have established mineral reserves.

Response:

Per our response to #1 above, we do have mineral reserves so we believe this comment is not applicable.

3.	Since it appears your mining rights may not include mineral reserves that meet the requirements of Industry Guide 7, please address the following:

•	Explain to us how you amortize your mining rights using the units of production method;
•	Tell us the nature and amount of any costs you have capitalized related to your mining rights since their acquisition; and
•	Explain to us how you will utilize reserve reports to assess your mining rights for impairment.

Response:

Mining rights are amortized using the units of production method. In applying this method, the numerator is current year production and the denominator is expected production from mines over the life of the individual mining rights, with consideration of production limitations imposed by the mining rights agreements.

All costs related to the initial purchase of the mining rights have been capitalized. All subsequent costs related to development of the mine have been not been capitalized. All development costs are expenses recorded on our Income Statement.

Regarding assessing the mine for impairment, the Company regularly reviews its budgets and forecasts for cash flows to be generated from expected production and related revenue against its actual results and net carrying value. Furthermore, management regularly analyzes engineering reserve reports to determine if circumstances may have occurred that would have potentially indicate that the net carrying value of its mining rights may not be recoverable over the respective remaining estimated useful lives. If such circumstances arise, it would require additional analysis to determine a potential impairment. As no circumstances have occurred thus far that would potentially affect the net carrying value of our mining rights assets, management has determined that no additional analysis of the recoverability of the net carrying value is necessary.

We are also hereby providing the following acknowledgements and representations:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours, Huixin Waste Water Solutions, Inc. /s/ Mingzhuo Tan Mingzhuo Tan, CEO

cc:           Louis E. Taubman, Esq.
Hunter Taubman Weiss LLP
130 w. 42nd Street, Suite 1050
New York, NY 10036